Exhibit (a)(1)(C)
Sent:

From:

To:

Subject: Launch of Sprint Stock Option Exchange Program

We are pleased to announce that we have officially launched the Stock Option Exchange Program effective today. This program is an opportunity for eligible employees to elect to surrender eligible stock options for new options covering a lesser number of shares of Sprint Nextel common stock. It is described in detail in the formal “Offer to Exchange” document and the other materials in the Schedule TO (Tender Offer) we filed with the Securities and Exchange Commission today (offering materials). We have engaged Stock & Options Solutions to administer this program on behalf of Sprint.

The offer is scheduled to end at 11 p.m. Central time on Wednesday, June 16, 2010, and is subject to the terms and conditions described in the offering materials. If you wish to participate in the exchange program, your election must be received before the end of the offering period.

You may learn more about the Stock Option Exchange Program by reviewing the offering materials, including frequently asked questions, on SOS’s secure Stock Option Exchange Program Website, which is dedicated specifically to this program. You will also use this website to make an election to participate in the exchange program. You may also access this website by typing “Exchange” in your i-Connect browser.

A brief video explaining this program will be available beginning Wednesday morning via a link on the Stock Based Programs page of i-Connect. The video will include a walk-thru of the website and can be viewed only from within the Sprint firewall (including with SARA or eRAS).

The Stock Option Exchange Program Website, https://sprint.equitybenefits.com, is accessible from your home or work computer. To log in, use your Sprint e-mail address and enter your birth month and year as your temporary password. Once you have logged in, you will be prompted to customize your password. Simply follow the instructions to access personalized information about your eligible options and how to make, change or withdraw your election before the end of the offering period. Visit the website early to give yourself plenty of time to review all of the offering materials. There are no exceptions to the deadline of 11 p.m. Central time Wednesday, June 16, 2010, so we encourage you not to wait until the last day to make your election.

All questions about this program or the website should be referred directly to the Stock & Option Solutions Call Center at 800-864-7096 or sprint@sos-team.com.

A final word — while we are excited about this opportunity, please note that no one from Sprint (including HR, Legal, Tax or your manager), Stock & Option Solutions or any other entity related to this program is permitted to provide any advice, recommendation or additional information about the exchange program, and we encourage you to consult with your own advisors about your decision.

Regards,

Sandy Price, Senior Vice President — Human Resources